EXHIBIT 5

GROWLER ADDITIONAL CAPITAL SUBSCRIPTION AGREEMENT (12-MONTH COMMITMENT)

Dated March 26, 2026

By and between

Argo Blockchain Plc

and

Growler Mining Tuscaloosa, LLC

Portions of this exhibit have been redacted pursuant to a request for confidential treatment submitted to the Securities and Exchange Commission under Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The redacted portions are indicated by [REDACTED — Confidential Treatment Requested]. The unredacted version has been separately provided to the SEC staff.

FILED IN REDACTED FORM — CONFIDENTIAL TREATMENT REQUESTED (RULE 24b-2)

Portions marked [REDACTED] have been omitted. A Confidential Treatment Application has been submitted to the SEC.

From: Growler Mining Tuscaloosa, LLC

1301 Industrial Park Drive,

Tuscaloosa, AL 35401, USA

(the “Subscriber”)

To: Argo Blockchain PLC

Eastcastle House, 27-28 Eastcastle Street,

London, United Kingdom, W1W 8DH

(the “Company”)

Attention: The Directors

GROWLER ADDITIONAL CAPITAL SUBSCRIPTION AGREEMENT (12-MONTH COMMITMENT)

March 26, 2026

Dear Directors,

In this letter:

“ADSs” means the Company’s American Depositary Shares listed on Nasdaq

“Effective Date” means March 26, 2026

“Depositary” means JPMorgan Chase Bank, N.A.;

“Restricted ADSs” means restricted American Depositary Shares/Receipts

This letter (this “Agreement”) sets out the terms on which the Subscriber agrees to subscribe for and purchase, subject to the terms and conditions of this Agreement, and the Company agrees to issue and sell to the Subscriber (or its designated affiliate), Ordinary Shares of the Company having an aggregate purchase price of up to US$5,000,000 during the Commitment Period, and the Subscriber shall be obligated to fund each Tranche requested by the Company pursuant to a Drawdown Notice. Subscriber shall have no obligation to fund any Tranche except upon satisfaction of the conditions set forth herein.

1.    Certain Definitions

In this Agreement: (a) “Commitment” means US$5,000,000; (b) “Commitment Period” means the period from the Effective Date through the date that is twelve (12) months thereafter; (c) “Drawdown Notice” means a notice in the form of Annex A; (d) “Tranche” means each subscription and issuance requested by the Company pursuant to a Drawdown Notice; (e) “Tranche Amount” means the purchase price payable for a Tranche; (f) “Tranche Closing Date” means the closing date specified in the Drawdown Notice; (g) “Ordinary Shares” means ordinary shares of the Company; (h) “Restricted ADSs” means American Depositary Shares/Receipts issued under the Company’s ADR program that are restricted securities; (i) “Trading Day” means any day on which The Nasdaq Stock Market LLC is open for trading during its regular trading session; (j) “Material Adverse Change” means any event, circumstance, development, or effect that materially affects the business, operations, assets, financial condition, or prospects of the Company; and (k) “Floor Price” means $1.00 per ADS equivalent.

2.    Commitment; Tranche Mechanics

2.1  Commitment/Option.

Subject to the terms of this Agreement, the Subscriber shall have the right, but not the obligation except as expressly provided herein, to purchase up to the Commitment during the Commitment Period. The Subscriber shall also have the option to purchase additional Ordinary Shares, at the Purchase Price.

2.2  Drawdowns/Tranches.

During the Commitment Period, the Company may request Tranches, subject to the limitations of this Agreement. Each Drawdown Notice shall be delivered not less than ten (10) Trading Days prior to the proposed Tranche Closing Date. Each Drawdown Notice will specify (i) the Tranche Amount, (ii) the proposed Tranche Closing Date, (iii) the pricing reference and calculations, and (iv) payment and delivery instructions. Each Drawdown Notice must be approved by the unanimous vote of the Company’s Board of Directors and executed by Justin Nolan, in his capacity as CEO.

2.3  Payment.

On each Tranche Closing Date, the Subscriber shall pay the Tranche Amount by wire transfer of immediately available funds to the account specified in the applicable Drawdown Notice. [REDACTED — Confidential Treatment Requested]

2.4 Minimum/Maximum Tranche.

Minimum: $500,000. Maximum: $1,000,000.00 per Tranche unless otherwise agreed by Subscriber in writing.

3.    Securities; Depositary Issuance

3.1  Issuance.

On each Tranche Closing Date (subject to Section 6), the Company shall allot and issue to the Depositary, for deposit under the Company’s ADR program, such number of Ordinary Shares as is determined under Section 4 (the “Tranche Shares”), and shall instruct the Depositary to issue corresponding Restricted ADSs to the Subscriber (or its designated account).

3.2  Register.

The Company shall ensure that its register of members is updated to reflect the issuance of the Tranche Shares following each Tranche.

3.3  Depositary Procedures.

The parties shall cooperate with the Depositary and Computershare to effect each issuance, including completion of any depositary forms, delivery of instructions, and application of restriction/legend coding consistent with a private placement.

3.4  Registration Rights.

Within forty-five (45) days (or such later date as the parties may agree in writing) following the first Tranche Closing Date, the Company shall file a resale registration statement covering the ADSs issued under this Agreement and shall use commercially reasonable efforts to cause such registration statement to become effective as soon as practicable.

4.     Purchase Price; Share Calculation

4.1  Pricing Methodology.

The purchase price per Ordinary Share for a Tranche (the “Purchase Price”) shall equal 100% of the average Nasdaq Official Closing Price over the five (5) Trading Day lookback period ending on the Trading Day immediately preceding the Drawdown Notice date (or for the week of March 16-20, 2026 for Drawdown Notice No. 1) and converted into a per-Ordinary Share price using the ADS-to-Ordinary Share ratio then in effect.

4.2  Tranche Shares.

The number of Tranche Shares to be issued for a Tranche shall equal the Tranche Amount divided by the Purchase Price (rounded down to the nearest whole share).

4.3  Nasdaq Minimum Price.

Notwithstanding anything to the contrary in this Agreement, the Purchase Price for any Tranche shall not be less than the “Minimum Price” (as defined in Nasdaq Listing Rule 5635(d)) as of the applicable Tranche Closing Date. The parties acknowledge and agree that the pricing methodology set forth herein shall be interpreted and applied in a manner consistent with compliance with Nasdaq Listing Rule 5635(d).

4.4  Nasdaq 20% Limitation.

Notwithstanding anything to the contrary in this Agreement, the aggregate number of Ordinary Shares (or ADS equivalents) issued pursuant to this Agreement shall not exceed 19.99% of the outstanding Ordinary Shares (on an as-converted ADS-equivalent basis, if applicable) or voting power of the Company as of the Effective Date (the “Exchange Cap”), unless shareholder approval is obtained in accordance with applicable Nasdaq rules. If, at any time, issuance of a Tranche would cause the Exchange Cap to be exceeded, such Tranche shall be automatically reduced to the maximum amount permitted without shareholder approval.

4.5  Floor Price.

Notwithstanding anything to the contrary contained in this Agreement, Subscriber shall have no obligation to fund Tranches to purchase securities at a price below the Floor Price.

5.     U.S. Securities Law Matters; Transfer Restrictions

5.1  Private Placement.

The Subscriber acknowledges that the Tranche Shares and the Restricted ADSs are being offered and sold in a transaction exempt from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and have not been registered under the Securities Act or any state securities laws.

5.2  Restricted Securities.

The Subscriber agrees that the Tranche Shares and Restricted ADSs will be issued as “restricted securities” and may not be offered, sold, pledged or otherwise transferred absent registration or an available exemption (including, if applicable, Rule 144). Appropriate legends/restrictions will apply.

5.3  MNPI / Confidentiality.

If the Company provides material non-public information to the Subscriber, the Subscriber agrees to keep such information confidential and to comply with applicable insider trading restrictions until such information is publicly disclosed or otherwise cleansed. Subscriber shall not be required to consummate any Tranche while in possession of material non-public information provided by the Company unless such information has been publicly disclosed.

6.     Conditions to Each Tranche

6.1  Tranche Conditions.

Each Tranche is subject to (a) the Company having sufficient shareholder authorities and/or valid disapplication of pre-emption rights to allot and issue the Tranche Shares; (b) no law, order, or injunction prohibiting the issuance; (c) No Material Adverse Change shall have occurred since the Effective Date; (d) the Company shall be current in all required filings with the SEC and Nasdaq in all material respects; (e) the ADS shall remain listed and actively traded on Nasdaq; (f) the Company shall have a demonstrated need for the funds in order to maintain its “going concern” status as determined by the Company’s auditors; (g) no event of default under this Agreement shall have occurred; (h) the Purchase Price for any Tranche shall not be less than the Minimum Price referenced in Section 4.3 above; and (i) the Exchange Cap referenced in Section 4.4 above has not been reached.

6.2  Tranche Deferrals.

Subscriber may defer (but not terminate) a Tranche if (i) trading in the ADSs is suspended or the ADSs are delisted, (ii) any legal restraint prohibits the issuance or deposit, or (iii) the Depositary/transfer agent is unable to process issuance/delivery of the Restricted ADSs despite good-faith efforts, in each case until resolved. Any deferred Tranche shall be consummated promptly following resolution of the applicable condition and, to the extent not resolved prior to expiration of the Commitment Period, the parties shall in good faith agree an extension solely to permit completion of such deferred Tranche(s).

6.3  Use of Proceeds.

[REDACTED — Confidential Treatment Requested (Use of Proceeds)]

6.4  Most Favored Nation.

[REDACTED — Confidential Treatment Requested (Most Favored Nation)]

6.5  Termination Rights.

Subscriber may terminate the Commitment upon written notice if the Company breaches this Agreement, the Company is or becomes insolvent, the ADSs are delisted, or a Material Adverse Change occurs.

6.6  Exchange Cap Enhancement.

If shareholder approval is required to issue securities beyond the Exchange Cap, the Company shall use commercially reasonable efforts to obtain such approval within ninety (90) days.

6.7  True-Up Conversion.

The parties acknowledge that the Subscriber has made, or caused to be made, prior payments to or for the account of the Company in the following amounts and on the following dates (the “True-Up Payments”): (a) US$271,797.68 on December 8, 2025; (b) US$112,500.00 on December 12, 2025; (c) US$775,000.00 on December 22, 2025; and (d) US$100,000.00 on January 15, 2026; totaling US$1,259,297.68 in aggregate. In consideration and full satisfaction of the True-Up Payments, the Company shall, simultaneously with the allotment and issuance of Ordinary Shares in respect of the initial Tranche under Drawdown Notice No. 1, allot and issue to the Subscriber (or its nominee, Guaranty Nominees Limited, as depositary nominee of JPMorgan Chase Bank, N.A.) a number of Ordinary Shares equal to the aggregate True-Up Payments (US$1,259,297.68) divided by the Purchase Price calculated for Drawdown Notice No. 1, rounded down to the nearest whole Ordinary Share. Based on the 5-day average Nasdaq Official Closing Price of $2.948 per ADS for the week of March 16-20, 2026, the True-Up Conversion results in the allotment of 922,687,200 new Ordinary Shares (representing 427,170 new Restricted ADSs). For the avoidance of doubt: (i) the True-Up Payments shall not count towards, and shall not reduce, the Commitment; (ii) the Ordinary Shares allotted in respect of the True-Up Conversion shall count towards the Exchange Cap referenced in Section 4.4; and (iii) no separate Drawdown Notice shall be required in respect of the True-Up Conversion.

7.     Miscellaneous

7.1  Governing Law.

This Agreement (and any non-contractual obligations arising out of or in connection with it) shall be governed by and construed in accordance with the laws of the State of Alabama. Notwithstanding the foregoing, the allotment and issuance of Ordinary Shares and all matters of UK corporate law (including the Company’s articles and the Companies Act 2006) shall be governed by and construed in accordance with the laws of England and Wales.

7.2  Entire Agreement; Amendments.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter and may be amended only by a written instrument signed by both parties.

7.3  Counterparts; Electronic Signatures.

This Agreement may be executed in counterparts and by electronic signature, each of which shall be deemed an original.

If the foregoing is acceptable, please sign where indicated below.

Yours faithfully,

GROWLER MINING TUSCALOOSA LLC

By:	/s/ Luther S. Pate IV
Name:	Luther S. Pate, IV
Title:	Manager

ACKNOWLEDGED AND AGREED:

ARGO BLOCKCHAIN PLC

By:	/s/ Justin Nolan
Name:	Justin Nolan
Title:	CEO

ANNEX A – FORM OF DRAWDOWN NOTICE

Date: [●]

To: Growler Mining Tuscaloosa LLC (or designee)

Re: Drawdown Notice under Subscription Agreement / Letter dated [●]

The Company hereby requests a Tranche subscription in the amount of US$[●] (the “Tranche Amount”).

Proposed Tranche Closing Date: [●]

ADS-to-Ordinary ratio: [●]

Purchase Price per Ordinary Share: [●]

Number of Tranche Shares: [●]

Wire instructions: [●]

Delivery instructions (Restricted ADSs): [DTC participant / account details]

Authorized by:
Name/Title: [●]